Exhibit 99.1

ADS-TEC Energy Announces Signing of Definitive Agreement for Private Placement with Svelland Capital

●	New Strategic Investor, Svelland Capital

●	Record strong quarter expected

Nürtingen and Oslo, December 27, 2023 – ADS-TEC Energy (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, is pleased to announce the signing of a definitive agreement for a private placement by Svelland Capital, a distinguished and highly-ranked player in the energy sector. The private placement is expected to close on December 28, 2023, subject to customary closing conditions.

“Svelland Capital has extensive experience, and we are proud that another expert investor is showing interest through a direct investment in ADS-TEC”, said Thomas Speidel, CEO ADS-TEC Energy. “Svelland Capital has achieved consistent high rankings over the years, and their commitment to sustainability is evident through their close collaboration with Bellona. We expect to realize several synergies and benefit from complementary expertise through this strategic collaboration.”

Svelland Capital is a proven performer, winning the “Best Macro Discretionary Strategy Hedge Fund” at the 2023 Hedge Week European Awards and “Best Commodities Fund” at the 2023 HFM European Performance Awards. Svelland Capital's profound industry knowledge will contribute to accelerating ADS-TEC Energy’s growth and success.

"We have full confidence that the company will maintain and strengthen its position as a technology leader in the critical EV-charging infrastructure” said Tor Svelland, CEO Svelland Capital. “Electricity demand is surging, and the grid capacity is a bottleneck. The need for storage capacity becomes crucial as we move from on-demand centralized power production to renewables and decentralized power production. The ability to store and boost energy becomes crucial. We believe that ADS TEC is an industry leader in terms of performance and capability."

This investment underpins the strategy of ADS-TEC Energy and confirms its technological leadership in the field of decentralized battery buffered solutions. The successful completion of this private placement will strengthen ADS-TEC ENERGY's financial position and provide the company with increased flexibility to execute strategic initiatives and grasp profitable opportunities.

“Fourth quarter this year is expected to be the strongest in the history of the company, both in terms of revenues and margins. We are confident this trajectory will continue during 2024” states Thomas Speidel.”

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, an operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than 10 years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. It was nominated by the President of the Federal Republic of Germany for the German Future Prize and elevated to the "Circle of Excellence" in 2022. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive OEMs, utility companies and charge point operators.

More information: https://www.ads-tec-energy.com/en/

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for Q4 2023 and 2024, the anticipated closing of the private placement, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, which is available on our website at https://www.ads-tec-energy.com... and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the private placement, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The securities issued in the private placement have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and, accordingly, may not be offered or sold within the United States, or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Media contact:

For ADS-TEC Energy Europe:

Dennis Müller
SVP Product Marketing & Communication

press@ads-tec-energy.com

For ADS-TEC Energy United States:

Stephannie Depa

Breakaway Communications

sdepa@breakawaycom.com

+1 530-864-0136

This marketing communication is intended exclusively for Professional Clients as defined by the UK Financial Conduct Authority (“FCA”) and should not be relied upon by other persons, such as Retail Clients, as defined under the FCA’s Rules. The definitions can be found on the FCA website at www.fca.org.uk.

Svelland Capital (UK) Ltd is an Appointed Representative of Mirabella Advisers LLP, which is authorized and regulated by the Financial Conduct Authority number 606792. The distribution of this document is restricted by law. It has been made available only to a selected group of recipients.

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